UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission file number: 001-38206

TDH HOLDINGS, INC.

(Registrant’s name)

c/o Qingdao Tiandihui Pet Foodstuff Co., Ltd

2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Explanatory Note:

TDH Holdings, Inc. (the “Company”) is filing this Report on Form 6-K to provide final results for the votes for its 2023 annual shareholder meeting. At the 2023 annual shareholder meeting of the Company held on October 27, 2023, a quorum was present, and two proposals were submitted to and approved by the shareholders. The proposals are described in detail in the Company’s Proxy Statement filed with the U.S. Securities and Exchange Commission on September 26, 2023. The final results for the votes regarding each proposal are set forth below.

1.	Shareholders elected one (1) Class C director to the Company’s Board of Directors to serve a term ending at the third succeeding annual meeting of stockholders in 2026 or until the respective successor is duly elected and qualified. The votes for the nominee were as follows:

	For	Against	Abstained
Owens Meng (Class C director)	7,167,719	31,758	6,739

2.	Shareholders ratified the selection of YCM CPA Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023. The votes regarding this proposal were as follows:

For	Against	Abstained
7,174,918	24,473	6,825

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDH HOLDINGS, INC.

By:	/s/ Dandan Liu
Dandan Liu Chair and Chief Executive Officer

Dated: October 30, 2023

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